

16012894

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 29 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69512



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMTX, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Broadway, 30th Floor
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associated, LLP.
(Name – *if individual, state last, first, middle name*)

5 West 37th St, 4th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Avi Horowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMTX, LLC., as of February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Controller, FinOp

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SARAH B CHOPNICK
NOTARY PUBLIC-STATE OF NEW YORK
No. 02CH6275781
Qualified in New York County
My Commission Expires 02/04/2017

SMTX, LLC.

Financial Statements and Supplementary Information

Year Ended December 31, 2015

Contents

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SMTX, LLC:

We have audited the accompanying statement of financial condition of SMTX, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SMTX, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 26, 2016

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SMTX, LLC:

We have audited the accompanying statement of financial condition of SMTX, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information on pages 19 and 20 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on such information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



New York, New York
February 26, 2016

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
SMTX, LLC:

We have reviewed management's statements, included in the accompanying exemption report in which, (1) SMTX, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.



New York, New York
February 26, 2016

SMTX, LLC.

Statement of Financial Condition

December 31, 2015

Assets	
Cash and cash equivalents	$ 666,615
Cash segregated under federal regulations	38,216,853
Receivable from other third parties	19,675
Prepaid expenses and other assets	10,394
Total assets	$ 38,913,537
Liabilities and stockholder's equity	
Liabilities:	
Due to customers	$ 38,216,853
Due to affiliates	240,995
Accounts payable and accrued expenses	36,981
Deferred income taxes	905
Total liabilities	38,495,734
Commitments and contingencies (*Note 10*)	
Stockholder's equity:	
Additional paid-in capital	539,541
Retained earnings	(121,738)
Total stockholder's equity	417,803
Total liabilities and stockholder's equity	$ 38,913,537

The accompanying notes are an integral part of these financial statements.

SMTX, LLC.

Notes to Financial Statements

December 31, 2015

1. Nature of Business

SMTX, LLC. (the Company) was formed under the laws of the State of Delaware on July 23, 2014. The Company is an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is providing paying agency services for secondary private company tender offers and private merger and acquisitions. The Company is a wholly owned subsidiary of SecondMarket Solutions, Inc. (the Parent). As of October 21, 2015, the Parent, SMTX and its affiliates were acquired by The Nasdaq Private Market, LLC.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

The following is a summary of significant accounting polices followed by the Company:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash Equivalents

The Company considers short-term investments with initial or remaining maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2015, there were no cash equivalents.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. At December 31, 2015, the Company held customer funds of $38,216,853, which were segregated in a special account for the exclusive benefit of customers of SMTX, LLC.

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include prepaid amounts relating to various dues and subscriptions, as well as amounts paid to regulators.

Income Taxes

The Company files its federal income tax return on a consolidated basis with its Parent and on a combined basis for state and local income taxes. Income tax expense is computed by the Company on a separate company filing basis.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

Fair Value Measurement - Definition and Hierarchy

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

3. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). This Rule requires that the Company will not permit its net capital to be less than the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Broker or Dealers.. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company's net capital was $387,734 which was $137,734, in excess of its minimum requirement of $250,000.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of SMTX, LLC." for such customer funds received.

4. Income Taxes

For income tax purposes, as a sole member LLC, the Company is a disregarded entity with its profit or loss being included in the Parent's tax return (see note 1). The Parent does not account for the pre-acquisition taxable income/loss of the Company in its post-acquisition tax return filings, accordingly, no income tax has been provided for the period prior to acquisition

5. Related-Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent provides services to the Company including the use of its employees and other assets. The Company incurs licensing fees relating to the use of proprietary software developed by the Parent.

As of December 31, 2015, due to affiliates on the Statement of Financial Condition includes $240,995 payable to the Parent.

6. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's service agreement with the Parent, the Company has no contractual obligations for expenses incurred by the Parent.

7. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make

7. Guarantees (continued)

payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The company has issued no guarantees at December 31, 2015 or during the year then ended.

8. Capital Contributions From Parent

During 2015 the Parent made one capital contribution to the Company. On April 30, the Parent contributed $39,541 related to expenses paid on behalf of the Company by Parent.

9. Subsequent Events

The Company has performed an evaluation of events which occurred subsequent to December 31, 2015 through the issuance of these financial statements. There are no other known events that have occurred that require disclosure, other than what has already been disclosed within these financial statements.